Exhibit 99.4







     [BP AMOCO Logo]                                [ARCO Logo]

                                 Sir John Browne

BP Amoco: recent announcements

o    Burmah Castrol

o    Alaskan interests

o    Suspension of court case

o    Cushing

o    Vastar

o    Buyback

BP Amoco/ARCO implications

o    Year of intensive effort

o    Excellent solution

o    Performance and growth

o    ARCO Alaska

BP Amoco/ARCO implications

o    Rich portfolio

o    Gas business

o    US coast to coast

o    $1 billion cash savings

Alaska

o    Sale to Phillips

o    $6.6 bn in cash

o    Retain existing interests

o    Potential for operational synergies

o    Anticipating FTC agreement

BP Amoco: Gas Exposure

[GRAPH APPEARS HERE]


Region:                 Atlantic/Med         North America        UKCS                Far East
Reserves (tcf):         12.4 (BP Amoco)      13.9 (BP Amoco)      4.3 (BP Amoco)      2.6 (BP Amoco)
                                             3.2 (ARCO)           1.6 (ARCO)          3.3 (ARCO)
                                                                                      6.4 (Tangguh)

Reserves Position       #1                   #2>#1                #2>#1               #9>#3


US Downstream: Competitive position

[GRAPH APPEARS HERE]


Company:           BP Amoco       BPA +          ExxonMobil     Citgo        Shell         Texaco        Chevron
                                  ARCO

Gasoline           11.5           14.7           14.3           10.1         8.7           8.8           6.9
market share       (approx)       (approx)       (approx)       (approx)     (approx)      (approx)      (approx)
%:
# sites            15500          17500          16000          15000        10000         9000          8000
(approx):


US Downstream: Coast to Coast

[Map of contiguous 48 states of United States showing market share range in each state and location of 9 refineries]

Growth Opportunities

o    Lower 48 gas

o    Venezuela

o    UK

o    Deep water Gulf of Mexico

o    China

Synergies

o    Intend to deliver $1 bn originally promised


$m pre tax                              April '99             March '00
Upstream:         Alaska                   200                    -
                  Outside Alaska           510                   710
                                       ------------         -------------

                                           710                   710
Downstream                                 110                   110
Corporate                                  180                   180
                                       ------------         -------------
                                         1,000                 1,000


o    One-off costs ca $0.7bn in post tax in 2000

The new BP Amoco:  regional balance


[Pie chart appears here]                                     [Pie chart appears here]


Region:           N. America     UK/Europe     ROW       Region:             N. America      UK/Europe     ROW
Pre ARCO             43%            32%        25%       Post ARCO &             47%            28%        25%
$58bn Capital                                            Burmah Castrol
Employed (pre                                            $71bn Capital
goodwill)                                                Employed (pre
                                                         goodwill)


The new BP Amoco:  Sector balance


[Pie chart appears here]                                                                [Pie chart appears here]


Sector:           Upstream       Downstream    Chemicals      Sector:             Upstream        Downstream    Chemicals
Pre ARCO            61%             23%           16%         Post ARCO &           59%              27%           14%
$58bn                                                         Burmah Castrol
                                                              $71bn Capital
                                                              Employed (pre
                                                              goodwill)



Shareholder value

o    Accretive to cash earnings

o    Transactions

o    Target gearing range

Lower 48 USA Upstream

[Map of contiguous 48 states of United States showing existing BPA E&P positions and ARCO/Vastar production locations]

Share buy-backs

o    Subject to AGM approval

o    On-market rolling programme in the US and the UK

o    Commencing early May

Performance and growth

o    Strong base

o    BP/Amoco integration

o    Synergies delivered

o    Agreed bid for Burmah Castrol

o    ARCO transaction

         Performance and Disciplined Growth

     [BP AMOCO Logo]                              [ARCO Logo]